Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February, 2018

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                     Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                   No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                   No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.       Material Notice

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Listed Company

CNPJ nº 33.256.439/0001- 39

NIRE 35.300.109.724

MATERIAL NOTICE

São Paulo, February 28, 2018 – Ultrapar Participações S.A., in addition to the Material Notices released on October 14, 2016, November 17, 2016 and August 28, 2017 and the Market Announcements released on June 30, 2016 and November 22, 2017, hereby informs that the Court of Appeals of Brazil’s antitrust authority (CADE) voted, today, the Concentration Act no. 08700.002155/2017-51 and, despite all the efforts endeavored by the applicants throughout the analysis of the process and the negotiations conducted with the Court of Appeals, the Court decided to reject the transaction by majority of votes.

Due to non-compliance of one of the conditions precedent to the consummation of the acquisition of Liquigás Distribuidora S.A., by Companhia Ultragaz S.A. (“Ultragaz”), as disposed in Law nº 12,529/11 and in the sale and purchase agreement (“Agreement”), entered into on November 17, 2016, the Agreement is automatically terminated, applying to Ultragaz a fine in favor of Petróleo Brasileiro S.A. – Petrobras, in the amount of R$ 286,160,000.00, due as of the date of publication of the decision of Court of Appeals.

André Pires de Oliveira Dias

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2018

ULTRAPAR HOLDINGS INC.

By: /s/ Andre Pires de Oliveira Dias____________________________________

Name: Andre Pires de Oliveira Dias

Title: Chief Financial and Investor Relations Officer

(Material Notice)